[Letterhead of Regions Financial Corporation]

June 10, 2009

VIA EDGAR AND FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Todd K. Schiffman

Re:	Regions Financial Corporation –
Registration Statement on Form S-4 (File No. 333-159353)

Dear Mr. Schiffman:

Regions Financial Corporation (the “Company”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-4 (File No. 333-159353), as amended (the “Registration Statement”), to June 12, 2009 at 5:30 p.m. Eastern Daylight Savings Time, or as soon as possible thereafter.

In requesting acceleration of effectiveness of the Registration Statement, the Company acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (205) 326-5183 or Andrew Soussloff of Sullivan & Cromwell LLP at (212) 558-3681 with any questions you may have. In addition, please notify Mr. Soussloff and myself when this request for acceleration has been granted.

VIA EDGAR AND FACSIMILE	-2-

Very truly yours,

Carl L. Gorday

cc:

Alan J. Sinsheimer

Andrew D. Soussloff

(Sullivan & Cromwell LLP)

Matt McNair

(SEC, Division of Corporation Finance)